UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE,
GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release titled “Banco Santander México Announces Organizational Changes Within Its Corporate and Investment Banking Segment.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: January 10, 2020

Item 1

BANCO SANTANDER MÉXICO ANNOUNCES ORGANIZATIONAL CHANGES WITHIN ITS CORPORATE AND INVESTMENT BANKING SEGMENT

Mexico City, Mexico, January 10, 2020 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”), one of the leading Mexican banks, announced that Octaviano Couttolenc Mestre has been appointed as Deputy General Director of Corporate and Investment Banking, reporting to Héctor Grisi Checa, subject to corresponding regulatory authorizations.

Mr. Couttolenc has more than 20 years of experience in several functions in corporate and investment banking, performing different roles in both Spain and Mexico. He joined the Corporate and Investment Banking segment of the Bank in 2007, most recently serving as Executive Director of Global Finance – Mexico. He holds a degree in industrial engineering from Universidad Iberoamericana and holds an MBA from the University of Texas.

Héctor Grisi, Executive President and Chief Executive Officer of Banco Santander México, commented: “We are grateful to Jorge Arce Gama for all of the work he performed in the last three years. He played a key role on both global and local teams within the Corporate and Investment Banking segment through numerous and invaluable contributions.”

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30, 2019, Banco Santander México had total assets of Ps.1,461 billion under Mexican Banking GAAP and more than 17.7 million customers. Headquartered in Mexico City, the Company operates 1,411 branches and offices nationwide and has a total of 19,876 employees.

Investor Relations Contact

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

Material Fact
Banco Santander México